FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001--52

Foreign Company

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) informs its shareholders and the market in general that the executive boards of COSAN S.A. (B3: CSAN3) (“Cosan”) and Cosan Logĺstica S.A. (B3: RLOG3) (“Cosan Log” and, jointly with Cosan, the “Companies”), both directly controlled by CZZ, in compliance with Article 157, Paragraph 4 of Law No. 6.404 of December 15, 1976, as amended (“Law No. 6.404/76”), and provisions of Instruction issued by the Brazilian Securities and Exchange Commission (“CVM”) No. 358 of January 3, 2002, as amended (“CVM Instruction No. 358/02”), will assess the feasibility of Cosan Log being incorporated by Cosan, pursuant to Article 264, Paragraph 4 of Law No. 6.404/76, by which Cosan would become Cosan Log’s universal successor, and therefore, the direct controlling shareholder of Rumo S.A. (B3: RAIL3), maintaining CZZ’s indirect control (“Intended Transaction”).

The referred feasibility study will envisage evaluating the authorizations, conditions, and processes required to execute the Intended Transaction in up to twelve (12) months, including the eventual setup of independent committees to negotiate the swap ratio, pursuant to prevailing rules.

By means of the Intended Transaction, Cosan and Cosan Log seek to simplify and optimize the group’s corporate structure and reduce operating expenses.

CZZ will keep its shareholders and the market in general updated on the Intended Transaction developments.

São Paulo, October 24th, 2018

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer